mobistar

03 JUL 25 AM 7:21

12g3-2(b) File No. 82 –4965



Securities and Exchange Commission
Division of Corporation Finance
Attention: Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
UNITED STATES OF AMERICA

17 June 2003

SUPPL

Re: Mobistar N.V./S.A. 12g3-2(b) File No. 82 - 4965

Ladies and Gentlemen:

Please find enclosed certain information that we are furnishing to you pursuant to Rule 12g3-2(b). The first page of each separate item of information indicates in the upper right-hand corner our file number.

This information is being furnished with the understanding that such information and documents will not be deemed to be "filed" with the Securities and Exchange Commission or otherwise be subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of the information and documents will constitute an admission for any purpose that the Company is subject to the Exchange Act.

PROCESSED
JUL 30 2003
THOMSON FINANCIAL

Yours sincerely,

Johan Van den Cruijce
Corporate Affairs Manager

Enclosures
cc: Corey Chivers
Weil, Gotshal & Manges

dw 7/28



Summary of the Shareholding statement relating to Mobistar

In accordance with the applicable regulations, the shareholding statement was made by certain shareholders of Mobistar to the latter and the Banking and Finance Commission, and Mobistar forwarded the statement to Euronext.

The statement is made by Cobema SA, REGIO NV. Each of them is represented in the statement by COBEPA SA.

This subsequent statement is made further to the sale of 2,128,847 shares in Mobistar by Cobema SA and the sale of 415,955 shares by REGIO NV on 28 May 2003.

The statement mentions that on 28 May 2003, based on Mobistar having issued 62,518,269 voting rights relating to its shares (the "Voting Rights") and 801,263 warrants potentially giving right to as many (801,263) Voting Rights:

- Cobema SA holds 0% of the Voting Rights;
- REGIO NV holds 0 % of the Voting Rights.